Exhibit 6.1

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Licensing Agreement

Dated as of April 26, 2017

This licensing agreement (“Agreement”) is made and entered into by and among Tom DeLonge, an individual (“DeLonge”), Mr. Handsome, LLC, a California limited liability company (“Mr. Handsome”), and Good In Bed Music, ASCAP (“GIBM”) (collectively, the “DeLonge Parties”) on the one hand, and To The Stars Academy of Arts and Science Inc., a Delaware public benefit corporation and its subsidiary To The Stars, Inc., a California company (collectively, “TTS AAS”), on the other hand.

WHEREAS, DeLonge is the sole and exclusive owner of the name and likeness rights, and rights of publicity of DeLonge, as well as the owner or beneficial owner of certain trademarks, copyrights, domain names and social media handles associated with DeLonge, including, without limitation, those listed on Schedule 1 attached hereto (collectively, the “DeLonge Rights”);

WHEREAS, Mr. Handsome is the sole owner of the master recordings featuring DeLonge’s performances as the recording artist professionally known as “Angels & Airwaves”, as well as certain trademarks, copyrights, domain names and social media handles, including those listed on Schedule 2 attached hereto, as such may be updated from time to time at the election of DeLonge, (the “Mr. Handsome Rights”);

WHEREAS, GIBM is the publishing designee for the shares of each of the musical compositions written and/or co-written by DeLong set forth , on Schedule 3 attached hereto, as such may be updated from time to time at the election of GIBM (the “GIBM Rights”) and owns and controls the music publishing rights contained therein;

WHEREAS, TTS AAS designs, develops, produces, manufactures, promotes and sells digital and physical products, including novels, albums, apparel, accessories and all manner of merchandise featuring original or licensed content, and wishes to create similar products featuring the Licensed Rights (the “Licensed Products”);

WHEREAS, DeLonge is a Director of TTS AAS and this Agreement has been duly authorized by the Board of Directors of TTS AAS by written consent;

WHEREAS, DeLonge desires to license the DeLonge Rights, Mr. Handsome desires to license the Mr. Handsome Rights and GIBM desires to license the GIBM Rights (collectively, the “Licensed Rights”) to TTS AAS in accordance with and subject to the terms and conditions set forth in this Agreement;

WHEREAS, the parties hereto have agreed to cooperate with each other and to use their best efforts in supporting this Agreement and to enable each party to achieve its business objectives; and

WHEREAS, the parties hereto wish to set forth their agreement with respect to the conduct of the business of the Licensed Rights and the Licensed Products with respect to certain rights and obligations of TTS AAS;

NOW THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Purpose. The purpose of this Agreement is for the DeLonge Parties and TTS AAS to collaborate on the design, manufacture, promotion, distribution and sale, either directly or through sublicense arrangements, of the Licensed Products in the “Territory” (as hereinbelow defined) during the “Term” (as hereinbelow defined) of this Agreement, subject to the approval of the DeLonge Parties.

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2.	Grant of License. The rights granted to TTS AAS by the DeLonge Parties in this Paragraph 2 shall be collectively referred to as the “License”.

a.	By DeLonge. Subject to the terms and conditions set forth herein, DeLonge hereby grants to TTS AAS and its subsidiaries the non-exclusive right during the Term, throughout the Territory, to use and to authorize others to use in any manner and by any means now known or hereafter devised, DeLonge’s legal and professional name, approved likeness, approved voice, approved photographs and approved video footage in connection with the advertising, promotion, publicizing and marketing of the Licensed Products in any and all media, whether now known or hereafter devised, including, without limitation, television, radio, print publications, digital and social media and outdoor media.

b.	Regarding Master Recordings and Musical Compositions.

i.	Mr. Handsome owns and/or controls the master recordings set forth on Schedule 3 (the “Master Recordings”) and DeLonge has written and/or co-written the musical compositions embodied thereon, as set forth on Schedule 3, which are owned or controlled by GIBM (the “Musical Compositions”). Each Schedule is incorporated herein by this reference and attached hereto.

ii.	With respect to the Master Recordings, Mr. Handsome hereby grants to TTS AAS an exclusive license to exploit the Master Recordings subject to the approvals set forth in Paragraph 4 and the Royalty as defined and further set below in Paragraph 7.

iii.	With respect to the Musical Compositions, the parties hereby acknowledge that such Musical Compositions are subject to exclusive administration and publishing agreements with various third party music publishers (“Third Party Publishers”). In connection with same, GIBM and DeLonge retain broad rights to approve and/or deny any exploitation of the Musical Compositions, such as synchronization in film and/or television. GIBM and DeLonge hereby agree to use commercially reasonable efforts to have Third Party Publishers grant TTS AAS licenses in respect of Musical Compositions for Licensed Products on reasonable commercial terms, provided, it shall not be a breach of this Agreement if any DeLonge Party is unable to grant or secure a grant of such licenses.

iv.	TTS AAS acknowledges that there may be certain music rights in connection with the Master Recordings and Musical Compositions that require TTS AAS to obtain licenses and permissions from third parties in order to exploit such music rights. In each such case, if TTS AAS wishes to exploit such music rights, TTS AAS agrees it shall be responsible for obtaining such licenses and permissions and for paying any and all costs or fees associated therewith.

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c.	Sublicense. TTS AAS shall be permitted to sublicense any part of the License granted above, provided the DeLonge Parties shall have the right of approval over any such sublicense arrangement at their sole discretion, not to be unreasonably withheld or delayed. TTS AAS shall consult with the DeLonge Parties throughout the negotiation process with any potential sublicensee. TTS AAS shall then deliver to the DeLonge Parties a copy of the final transaction documents, which the DeLonge Parties shall have fifteen (15) days to review and provide comment. For purposes of clarification, no sublicense shall be granted without the DeLonge Parties’ express written approval in each instance. The parties intend that this License applies to TTS AAS subsidiary To The Stars, Inc. under this Agreement without need for further approval as a sublicensee.

d.	Reservation of Rights. The DeLonge Parties reserve all rights not expressly granted to TTS AAS hereunder including, without limitation, all uses of the Licensed Rights other than those expressly granted to TTS AAS under this Agreement.

3.	Obligations of the Parties.

a.	TTS AAS Obligations.

i.	Manner and Scope. TTS AAS shall maintain resources adequate to meet anticipated commercial demand for the Licensed Products. TTS AAS agrees to faithfully, diligently and continuously use and exert its best efforts to distribute, promote, advertise, market and sell the Licensed Products in the Territory. As a condition to the License, TTS AAS shall at all times during the Term actively and diligently present, position, promote, advertise and display the Licensed Products in a manner that is at least as favorable as the presentation, positioning, promotion and display utilized for similar high quality products for an artist of DeLonge’s stature in the Territory.

ii.	Plans and Reports. TTS AAS shall provide the DeLonge Parties with business and marketing plans as well as such other plans or reports as may be reasonably be requested by the DeLonge Parties from time to time, in a form and manner requested by the DeLonge Parties.

iii.	Standard of Quality. All Licensed Products and all promotional materials of any and all types prepared in connection with the Licensed Products shall be of the highest standard and of such style, appearance and quality as shall be adequate and suitable in all respects to the promotion, distribution and sale of the Licensed Products to the best advantage of the DeLonge Parties and the Licensed Rights.

b.	DeLonge Parties Obligations.

i.	DeLonge Parties Information and Advice. With respect to the intent and purpose of this Agreement, the DeLonge Parties shall use good faith commercially reasonably efforts to consult with TTS AAS and provide such information and advice as may be helpful in the development, promotion and sale of the Licensed Products.

ii.	Delivery of Source Material. At TTS AAS’s sole cost, the DeLonge Parties shall deliver source materials such as master recordings, musical compositions, artwork, scripts, story boards or other original content, to TTS AAS in a manner sufficient for TTS AAS to perform its obligations under this Agreement.

iii.	Maintain the Licensed Rights. Each respective DeLonge Party shall make all commercially reasonable efforts to protect, defend and maintain the Licensed Rights as necessary to give effect to the License granted to TTS AAS herein, including copyright and trademark administration and defense.

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4.	Approvals. The approval by any of the DeLonge Parties of TTS AAS-generated content in relation to the Licensed Products or any related packaging or promotional materials shall be at the absolute and sole subjective discretion of the relevant DeLonge Party. TTS AAS acknowledges and agrees that such approval right by any such DeLonge Party is a vital part of the commercial value of the Licensed Rights. For purposes of clarification, any materials provided by the DeLonge Parties expressly for use on the Licensed Products shall be deemed approved, subject to third party publishers or other third parties approvals.

a.	DeLonge Parties’ Representative. The DeLonge Parties hereby elect DeLonge to serve as their representative for all matters of approval relating to the Licensed Products, under this Agreement. The DeLonge Parties further agree that DeLonge may in turn appoint a representative, with full rights of approval as set forth in this Paragraph 4 by notifying TTS AAS in writing of the same (for purposes of this Paragraph 4(a), email notice shall suffice).

b.	Process. Prior to the production, manufacture or publication of any Licensed Product, or any related packaging or promotional materials, DeLonge shall have the right of approval. TTS AAS shall submit, for DeLonge’s prior approval, samples of all preliminary and final artwork for each Licensed Product and its accompanying packaging and/or promotional materials. TTS AAS shall also present information regarding quantity of units to be manufactured, marketing plan, advertising copy and promotional materials for DeLonge’s approval. Such approval must be granted in writing within ten (10) business days from DeLonge’s receipt of the materials. Failure to respond within 10 business days will be deemed disapproved. TTS AAS shall insure the approval provisions of any sublicense agreement provides for time to allow an approval process consistent with the above.

c.	DeLonge Personal Services. It is acknowledged and agreed that DeLonge will have prior approval over each photograph, video or other use of his name and/or likeness to be used by TTS AAS under this Agreement. Such approval by DeLonge under this Paragraph 4 will be valid for subsequent use in connection with the Licensed Product for which such use was approved without TTS AAS being required to obtain further approval. Promotional events relating to the Licensed Products will be subject to DeLonge’s prior approval and professional schedule.

d.	Credits and Attributions. When any DeLonge Party delivers source materials to TTS AAS, such source materials may include credit and/or songwriter information, attribution, or other notice to be included in any Licensed Product and/or related promotional materials to be released by TTS AAS.

5.	Intellectual Property.

a.	Ownership of Intellectual Property. Neither the DeLonge Parties nor TTS AAS shall gain any ownership in each other’s Intellectual Property by the implementation of this Agreement. “Intellectual Property” means any and all trademarks, trade names, copyrights, technology and processes and all other intellectual property rights, proprietary rights, moral rights, rights of publicity and likeness, and other analogous rights entitled to statutory, common law or other legal protection, whether registered or unregistered, that arise out of or are associated with or may be created or exist under the laws of any jurisdiction throughout the world, including without limitation trade secrets, business methods, plans, processes, know-how, patents and data collections. No party shall at any time apply for registration of any Intellectual Property or take any action that would affect any other party’s ownership of such party’s Intellectual Property.

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b.	DeLonge Parties’ Intellectual Property. TTS AAS acknowledges that the DeLonge Parties are the exclusive owners of their respective Licensed Rights and that all of TTS AAS’s use of the Licensed Rights shall inure to the exclusive benefit of each such DeLonge Party. TTS AAS recognizes the value of the goodwill associated with the Licensed Rights and that the Licensed Rights have acquired secondary meaning in the minds of the public. TTS AAS shall place appropriate notices, including notice of copyright and trademark rights as required by the DeLonge Parties and as may be required by applicable law. Only the DeLonge Parties shall be entitled to registration of the Licensed Rights and Licensed Products in any jurisdiction of the world. TTS AAS shall take no action detrimental to the goodwill associated with the Licensed Rights and Licensed Products.

c.	Assignment of Rights in Licensed Products. All Licensed Products, and any packaging, promotional or other materials related thereto, created by TTS AAS under this Agreement, whether or not approved or used by the DeLonge Parties, shall be deemed “work made for hire” under operation of U.S. Copyright law and the equivalent protection under all other applicable intellectual property laws that recognize that same or similar concept, and shall be and remain the DeLonge Parties’ sole and exclusive property (the “TTS AAS Developed Materials”). In the event any TTS AAS Developed Materials are not deemed “work made for hire” or equivalent, then TTS AAS hereby assigns, agrees to assign and agrees to cause any third party that may have created or contributed to the TTS AAS Developed Materials hereunder to assign to the DeLonge Parties any and all right, title and interest throughout the world in all such TTS AAS Developed Materials, including, but not limited to, any trademark, copyright (including moral rights) or patent applications and the resulting registrations, as the case may be. Additionally, TTS AAS hereby grants to the DeLonge Parties an irrevocable power of attorney, on behalf of TTS AAS, to execute any and all TTS AAS Developed Materials applications, and other related documentation that the DeLonge Parties determines are necessary or advisable.

d.	Registration. TTS AAS shall cooperate fully and in good faith with the DeLonge Parties for the purpose of securing, protecting and preserving each such DeLonge Party’s rights in and to the Licensed Rights, provided TTS AAS shall be entitled to recoup costs for any such actions at any DeLonge Parties’ direction.

e.	Domain Names. In the event TTS AAS will apply or register for any name similar to that of any of the DeLonge Parties or any of the Licensed Rights as an Internet domain name or as part of an Internet domain name, it shall assign to the DeLonge Parties all of its right, title and interest in such domain name(s) as directed by and at no cost to the DeLonge Parties. The DeLonge Parties will give TTS AAS access to the websites associated with the accounts listed on Schedule 2 and the DeLonge Parties and TTS AAS shall co-administer all such websites during the Term. TTS AAS may create additional websites for a Licensed Product hereunder upon approval of the DeLonge Parties.

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f.	Social Media Accounts. The DeLonge Parties will give TTS AAS access to the social media accounts listed on Schedule 2 and the DeLonge Parties and TTS AAS shall co-administer all such social media accounts during the Term. In the event TTS AAS will apply or register for any social media handle similar to that of any of the DeLonge Parties or any of the Licensed Rights, it shall assign to the DeLonge Parties all of its right, title and interest in such social media account(s) as directed by and at no cost to the DeLonge Parties. TTS AAS may create additional social media accounts for a Licensed Product hereunder upon approval of the DeLonge Parties.

g.	Infringement. TTS AAS shall promptly inform the DeLonge Parties in writing of any and all infringement of the Licensed Rights within the Territory that come to TTS AAS’s attention. TTS AAS shall take no action on behalf of any DeLonge Party unless first receiving written permission from such DeLonge Party. The parties agree to discuss potential enforcement actions in good faith to reach a commercially reasonable solution.

6.	Costs and Expenses.

a.	With respects to the creation, development or maintenance of the Licensed Rights, the DeLonge Parties shall have the full financial responsibility, provided, however, DeLonge and TTS AAS may agree to manage certain aspects of the maintenance of certain trademarks and copyrights within the Licensed Rights on DeLonge’s behalf and deduct the actual cost of any such actions from Royalty due to the DeLonge Parties.

b.	All other costs and expenses incurred by either party hereto with respect to the development of the Licensed Products (the “Product Development Costs”) and all costs and expenses of the day-to-day business affairs (the “Business Costs”) will be borne by TTS AAS without any obligation on the part of the DeLonge Parties, unless otherwise set out in this Agreement or mutually agreed to in writing.

7.	Royalty.

a.	Royalty. TTS AAS shall pay the DeLonge Parties the royalties specified below for the Licensed Products (collectively, the “Royalty”):

i.	Publishing: For novels, graphic novels and similar printed and/or digital works featuring the DeLonge Rights, one-half percent (0.5%) of Gross Sales, where “Gross Sales” means the total monies received from a customer for any Licensed Product, exclusive of shipping and handling charges.

ii.	Apparel/Merchandise: For apparel, accessories, or other merchandise using the Licensed Rights, five percent (5%) of Gross Sales.

iii.	Music:

1.	Vinyl: two and a half percent (2.5%) of Gross Sales.

2.	CD: five percent (5%) of Gross Sales.

3.	Digital: fifteen percent (15%) of Gross Sales.

iv.	Bundles: The Royalty for any bundle, where the above materials are sold in combination of the above products, all shall be accounted for in the sale of each Licensed Product category above.

v.	DeLonge shall have the right to approve any royalty granted to a third party in connection with any Licensed Product hereunder.

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b.	Reporting Period. The “Reporting Period” shall be biannually, January – June and July – December of each calendar year.

c.	Reports and Payments. TTS AAS shall submit payment of any Royalty amount due, accompanied by a statement, including source statements, approximately sixty (60) days following the close of each applicable Royalty Period, or February 28 and August 31 of each calendar year. Payment shall be made to the DeLonge Party(ies) designated by DeLonge in writing thirty (30) days prior to close of any Reporting Period.

d.	Minimum Royalty Guarantee. Notwithstanding the foregoing, if total Royalty payments in any given calendar year fail to meet one hundred thousand dollars ($100,000.00), as determined by the calculations of the Reporting Period ending in December, then TTS AAS shall pay the DeLonge Parties any shortfall so that the minimum Royalty paid to the DeLonge Parties each calendar year hereunder shall be $100,000.00. Any such payment to the DeLonge Parties shall be made by February 28th of the following calendar year, in accordance with Paragraph 7(c) above.

e.	Report and Payment to Elitist Enterprises. The parties acknowledge that the DeLonge Parties have an obligation to make certain royalty payments to Elitist Enterprises (the “Elitist Payment”). TTS AAS agrees that it will assume the responsibility for providing reports and making payments to Elitist Enterprises in accordance with the terms and conditions of the DeLonge Parties’ agreement with Elitist Enterprises, the details of which have been or shall be provided to TTS AAS by the DeLonge Parties. Notwithstanding the foregoing, Elitist Enterprises is not a third-party beneficiary to this Agreement. The parties hereby acknowledge that the Elitist Payment is separate and apart from the Minimum Royalty Guarantee due to the DeLonge Parties hereunder and shall not be deducted from the Minimum Royalty Guarantee payment.

f.	DeLonge Option to Reinvest. It is understood by the parties that, from time to time, DeLonge, on behalf of himself, Mr. Handsome and GIBM, may wish to develop the Licensed Products beyond what is commercially practical for TTS AAS (“Requested Licensed Products”). In each such case, DeLonge may elect to invest any Royalty payment due to the DeLonge Parties (including the minimum Royalty guarantee) for the development of such Requested Licensed Products. In each such case, DeLonge shall be entitled to recoup any investment in the Requested Licensed Products from net sales for the same, where “Net Sales” means gross monies received from customers, less cost of goods sold, packing and shipping expenses, credit card fees, returns actually credited and the Royalty, to the extent there are sufficient monies available for such recoupment. If the amount of Net Sales for any such Requested Licensed Product is insufficient for DeLonge to recoup, then DeLonge shall not be entitled to any further recoupment or reimbursement of funds. Nothing in the foregoing shall prevent the parties from coming to another agreement on a case-by-case basis. For purposes of clarification, DeLonge shall not obtain any additional stock or other interest in TTS AAS by virtue of choosing the option to reinvest any Royalty payment.

8.	Accounting, Inspection and Audit.

a.	Books of Account. Proper and complete books of account and accounting records shall be kept by TTS AAS in accordance with generally-accepted accounting principals, and each party hereto, and their respective representatives, shall have reasonable access during business hours to inspect, examine and copy such books of account and accounting records. All third-party sublicensing agreements entered into by TTS AAS shall provide for all statements, advances, royalties statements to be sent to Louis Tommasino, CPA & Associates, 6265 Greenwich Drive, Suite 210, San Diego, CA 92122, which accounting firm shall be responsible for all the accounting of TTS AAS. Financial statements, including year-end audited statements and unaudited monthly statements, shall be furnished to the DeLonge Parties at such times in such forms as may be reasonably requested by the DeLonge Parties.

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b.	Audit. The DeLonge Parties shall have the right, at their own expense, to audit the statements provided by TTS AAS up to twenty-four (24) months following the close of each applicable statement period.

c.	Inspection. The DeLonge Parties shall have the additional right (but not the obligation) to have its representatives present in TTS AAS’s manufacturing or distribution center(s) during any or all manufacturing or distribution activities in connection with the Licensed Products. At the DeLonge Parties’ request and the DeLonge Parties’ expense, TTS AAS shall promptly submit to an audit to evaluate whether the standards of its manufacturing or distribution centers comply with the DeLonge Parties’ standards with respect to labor relations and human rights, as in effect from time to time.

9.	Term. The term of this Agreement shall be for seven (7) years from the date first set forth above.

10.	Territory. The territory of this Agreement shall be the Universe.

11.	Alternative Dispute Resolution. Should any dispute or controversy arise between or among the parties hereto with reference to this Agreement, the parties shall first attempt to settle such dispute or controversy by voluntary mediation for a period of thirty (30) days in Los Angeles, California, and if settlement is not reached during such mediation period, then by binding arbitration in Los Angeles, California in accordance with the conciliation and arbitration provisions of the American Arbitration Association and a mutually approved arbitrator. The prevailing party therein shall recover from the non-prevailing party its costs, including reasonable attorney fees.

12.	Assignment. None of the parties shall assign, transfer, license or charge in whole or in part this Agreement or any of the rights therein without the prior written consent of the each other party hereto. Any such purported assignment shall automatically be deemed invalid and ineffective hereunder.

13.	Termination.

a.	By Any Party. Without prejudice to any other right or remedy, including, but not limited to, DeLonge’s other termination rights under this Agreement, the DeLonge Parties on one hand and TTS AAS on the other, shall have the right to terminate this Agreement by written notice thereof to the other party if the other party fails to perform or observe any term or condition of this Agreement, and such failure is either: i) not susceptible to cure, or ii) if curable, is not fully cured within thirty (30) days after written notice thereof from the terminating party (the “Cure Period”), or iii) if not capable of cure within the Cure Period, the breaching party does not begin the cure within the Cure Period.

b.	By DeLonge for Convenience. Without prejudice to any other right or remedy, including but not limited to the DeLonge Parties’ other termination rights under this Agreement, DeLonge shall have the right to terminate this Agreement for convenience, on his own behalf and on behalf of Mr. Handsome and GIBM, on at least sixty (60) days prior written notice to TTS AAS.

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c.	Effect of Termination.

i.	Termination of Rights. Immediately upon the expiration or termination of this Agreement for any reason, all rights granted to TTS AAS hereunder shall automatically terminate. Except as expressly provided below in Paragraph 13(c)(ii), TTS AAS shall not thereafter advertise, promote, distribute, sell or otherwise use the Licensed Rights in the Territory.

ii.	Inventory. Following the expiration or termination of this Agreement for any reason, TTS AAS shall provide the DeLonge Parties with an inventory report, setting forth the Licensed Products in stock and in production. The DeLonge Parties shall have the right of first refusal to purchase any or all such Licensed Products in stock or in production, at a price to be determined by the parties in good faith, but in no event more than cost of goods. The DeLonge Parties shall have thirty (30) days to notify TTS AAS of its intent to exercise this right of first refusal. If the DeLonge Parties collectively elect not to purchase any or all of such inventory, TTS AAS shall have ninety (90) days to sell off any inventory featuring the Licensed Rights (“Sell Off Period”), during which the License will be extended, provided TTS AAS shall abide by Paragraph 7 (Royalty) and all other terms and conditions of this Agreement.

d.	Delivery of Confidential Information. Promptly after the expiration or termination of this Agreement for any reason, each the DeLonge Parties and TTS AAS will return all Confidential Information (as defined below) to the other party(ies), or destroy it, at each such party’s request.

14.	Confidentiality. In the course of this Agreement, each party will be exposed to and have access to the confidential information of each other party and in particular, access to information relating to DeLonge’s personal activities, friends, bandmates and family members (collectively, the “DeLonge Related Parties”).

a.	Each of the DeLonge Parties and TTS AAS agree not to use, and to maintain strict confidentiality, with respect to each other’s confidential information (defined below), except to the extent required by law or governmental order. “Confidential Information” shall mean any and all information relating to any party, including business plans, forecasts, strategies, existing or potential strategic relationships, financial information, identity of and information relating to customers and employees, technical and non-technical information, patents, trademarks, copyrights, trade secrets, know-how, product specifications, sketches, drawings, designs, paintings, models, product ideas, story concepts, storylines and storyboards, screenplays, lyrics, compositions, sound recordings, video, film, vendor lists, supplier lists, company data, and any other plans and information of each party, as well as all private and confidential matters concerning DeLonge and the DeLonge Related Parties, including without limitation, their business and personal activities, real estate holdings, investments, transactions, contact information, health and medical matters, financial matters, business records, school records and information, personal interests and activities, or any type of information that would identify DeLonge or the DeLonge Related Parties.

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b.	Confidential Information shall not include information that: i) by verifiable written records, was known to another party prior to disclosure by the disclosing party, provided that the source of such Confidential Information is not known by the receiving party to have been bound by any obligation of confidentiality; ii) by verifiable written records, if lawfully obtained by the receiving party from a third party under no obligation of confidentiality; iii) is or becomes generally known or available other than by disclosure in breach of an obligation of confidentiality; or iv) by the written consent of the disclosing party. The DeLonge Parties may request at any time that employees or agents of TTS AAS execute a separate confidentiality agreement, agreeing to be bound by the above.

c.	Sublicensees. TTS AAS shall insure the approval provisions of any sublicense agreement provides for confidentiality provisions at least as protective as the above.

15.	Nature of Relationship. The relationship of the parties hereunder is an arm’s-length commercial relationship and the DeLonge Parties are independent contractors. Nothing in this Agreement is intended to, or should be construed to create a partnership, agency, joint venture or employment relationship. The DeLonge Parties are solely responsible for, and will file, on a timely basis, all tax returns and payments required to be filed with, or made to, any federal, state or local tax authority with respect to payments under this Agreement. Unless otherwise required by law, no payments hereunder will be subject to withholding by TTS AAS for the payment of any social security, federal, state or any other employee payroll or withholding tax taxes. TTS AAS will report amounts paid to the DeLonge Parties by filing appropriate and any required forms with the Internal Revenue Service and state tax authorities as required by law.

16.	Representations and Warranties.

a.	By all Parties. Each party hereby represents and warrants to each other party hereto that: i) such party has the full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder without any consent or approval of any other person, entity or governmental or regulatory body or authority, ii) the execution, delivery and performance of such party’s obligations under this Agreement have been duly authorized by all necessary actions, iii) the execution, delivery and performance of such party’s obligations under this Agreement will not violate such party’s organizational or governing documents, any applicable law or any contract to which such party is a party or by which such party’s assets are or may be bound other than as disclosed in this Agreement, and iv) in entering into this Agreement, such party has not relied on any representations or warranties, express or implied, of any other party, other than those representations and warranties expressly set forth in this Agreement.

b.	By TTS AAS. TTS AAS represents and warrants that: i) all Licensed Products will be distributed, sold and promoted in compliance with all applicable laws and regulations, including with relation to labor and employment, safety and environmental matters, and ii) the Licensed Products will be merchantable and fit for the particular purpose for which they are sold.

c.	By the DeLonge Parties. Each DeLonge, Mr. Handsome and GIBM represent and warrant that i) they have the full power and authority to enter into and fully perform this Agreement and that they own or control the rights, respectively, in the DeLonge Rights, Mr. Handsome Rights and GIBM Rights granted to TTS AAS herein, ii) all elements within the DeLonge Rights, Mr. Handsome Rights and GIBM Rights are either original to each such party or, to the best of such party’s knowledge, are fully cleared, iii) each the DeLonge Rights, Mr. Handsome Rights and GIBM Rights are free and clear of any liens or claims with respect to the use of such Licensed Rights other than as disclosed herein, and that the use of the Licensed Right authorized herein will not give rise to any claims of infringement, invasion of privacy or publicity claims.

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17.	Indemnification.

a.	By TTS AAS. TTS AAS agrees to indemnify and hold each DeLonge Party, and their respective directors, officers, managers, representatives, agents, successors and assigns, harmless from any and all claims, demands, losses, damages, liabilities, suits, judgments and expenses, including incidental costs and attorneys’ fees and expenses (collectively, the “Losses”), to the extent arising out of or in any way connected with i) the manufacture, sale, distribution or promotion of any Licensed Product by or on behalf of TTS AAS, ii) any claim of harm or injury resulting from use of any Licensed Product, including without limitation, bodily injury and property damage, iii) any breach of this Agreement by TTS AAS, including but not limited to any use of the DeLonge Rights that is not in strict compliance with this Agreement, or iv) the inaccuracy of any representation, warranty or statement made by TTS AAS herein.

b.	By The DeLonge Parties. Each DeLonge, Mr. Handsome and GIBM agree to indemnify and hold TTS AAS, and its respective directors, officers, representatives, agents, successors and assigns, harmless from any and all Losses, to the extent arising out of or in any way connected with i) allegations that the DeLonge Rights violate or infringe the intellectual property rights of any third party, and ii) the inaccuracy of any representation, warranty or statement made by DeLonge, Mr. Handsome and GIBM respectively herein.

c.	For purposes of this Paragraph 17, the party(ies) obligated to provide indemnification is referred to as an “Indemnitor” and those party(ies) entitled to be indemnified are referred to as “Indemnitees.” If an Indemnitee intends to seek indemnification from an Indemnitor pursuant to this Paragraph 17, such Indemnitee shall provide notice to the Indemnitor of any Losses suffered by such Indemnitee and, to the extent the Losses relate to or arise from a claim asserted by any third party, the Indemnitor shall be entitled to assume control the defense and/or settlement of such claim at Indemnitor’s sole cost and expense (provided that Indemnitor first confirms its indemnification obligations to the applicable Indemnitees(s) in writing and provided further that Indemnitor may not settle any such claim without each applicable Indemnitee’s prior written consent, if the terms of settlement (i) do not include an unconditional release of liability of the Indemnitee and its affiliates, (ii) would require the Indemnitee to accept fault or admit to any liability, responsibilities or wrongdoing, (iii) would require the Indemnitee to agree to any material restriction on its future conduct, or (iv) would require the Indemnitee to pay any damages. The Indemnitee also may participate in such defense and settlement, using separate counsel of its choice, at its sole cost.

18.	Miscellaneous.

a.	This Agreement shall be construed under the laws of the State of California applicable to agreements wholly negotiated, entered into and to be performed therein. In the event any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalid, illegal, or unenforceable provision(s) shall be curtailed, limited, and construed to the extent necessary (and only to such extent) to remove such invalidity, illegality, or unenforceability with respect to the applicable law as it shall then be applied. If it is not possible to curtail, limit, and/or construe such provisions to make them valid, legal, and enforceable, then such provisions shall be severed from this Agreement and the other provisions of this Agreement shall not be affected thereby.

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b.	TTS AAS acknowledges that the Licensed Rights are extraordinary, unique, and of particular intellectual value to the DeLonge Parties and that any breach by TTS AAS of the provisions of this Agreement will cause immediate and irreparable injury to the DeLonge Parties. TTS AAS acknowledges that there may be no adequate remedy at law for such injury, and that in the event thereof, the DeLonge Parties shall be entitled to seek equitable relief in the nature of an injunction, in addition to all other available relief at law or in equity, including, without limitation, the right to terminate this Agreement pursuant to the terms herein.

c.	This Agreement constitutes the entire agreement between the parties and supersedes any and all prior written or oral agreements between the parties relating to the subject matter hereof and cannot be modified or amended except by a written instrument signed by all of the parties. No other promises, commitments, or representations, have been made or relied upon by the parties, and no other consideration is due among the parties other than as set forth herein.

d.	The waiver of a breach of a provision of this Agreement shall not be considered a waiver of any future breach of the same or different provision of this Agreement, and this Agreement shall continue and remain in full force and effect as if no waiver had occurred.

e.	Each party will, upon reasonable request, execute, acknowledge and deliver to the other party such additional documents as such party may reasonably deem necessary in conjunction with the exploitation of Licensed Rights, including, without limitation, conveying all the rights delineated hereunder. If any such party fails to promptly execute, acknowledge and deliver any such document, then such party hereby appoints the requesting party as its attorney-in-fact to execute, acknowledge, deliver and record any such documents and such other party will provide the requesting party with copies of any such documents executed under such power of attorney.

f.	If any party’s performance hereunder is delayed or becomes impossible or commercially impractical by reason of any force majeure event, including without limitation, any act of God, fire, earthquake, strike, terrorism, civil commotion, communications or electrical network or systems failure, act of government, or any order, regulation, ruling or action of government or any labor union or association effecting any party, such party, upon notice to every other party, may suspend its obligations hereunder for the duration of such delay, impossibility or impracticability, as the case may be, provided that any such suspension shall not exceed six (6) months.

g.	This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, executors, administrators, assigns and/or successors of any type.

[signature page follows]

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WHEREAS each party has agreed and accepted the foregoing as of the date first set forth above.

TOM DELONGE	To The Stars Academy of Arts and Science Inc.

Jim Semivan, Vice President

MR. HANDSOME, LLC	TO THE STARS, INC.

Tom DeLonge, CEO	Kari DeLonge, Authorized Signatory

GOOD IN BED MUSIC, ASCAP

Tom DeLonge, Authorized Signatory

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